UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January 2004

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

NEWS RELEASE

CRYOPAK ANNOUNCES MANAGEMENT SUCCESSION

VANCOUVER, B.C. – January 9, 2004 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today announced that as part of its ongoing succession planning, Mr. John Morgan has been appointed Vice-Chairman of the Board of Directors. To provide for his transition out of the day-to-day management of the Company, Mr. Morgan has entered into a consulting agreement with the Company and will focus his energies and expertise on marketing initiatives for the Company’s suite of products.

Mr. Martin Carsky, currently the Company’s Chief Financial Officer, has been named as the new President and Chief Executive Officer. He will also be appointed to the Company’s Board of Directors. Mr. Carsky joined the Company in June 2003 and has been leading the Company’s re-positioning efforts since that time. A Chartered Accountant by training, Mr. Carsky has extensive capital markets, acquisitions and restructuring experience.

Mr. Chris Ebbehoj, currently the Company’s Vice President, Corporate Controller has been appointed Vice President, Operations Controller responsible for implementation and maintenance of the Company’s operating and financial information systems. Mr. Ebbehoj is a Chartered Accountant and has over 25 years financial and operations experience in both public and private companies.

Mr. Craig Watson, a Certified General Accountant with over 10 years public company financial experience, has been promoted to Corporate Controller responsible for day-to-day financial and public company reporting.

Mr. Ebbehoj and Mr. Watson, who joined the Company during the summer of 2003 and have been responsible for executing the re-positioning, together will support Mr. Carsky in formulating and executing the Company’s financial strategies and practices going forward.

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.667.2532.

ON BEHALF OF THE BOARD OF DIRECTORS

John McEwen, Chairman

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

January 14, 2004

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position